January 5, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated December 18, 2009

Brasil Telecom S.A.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Filed August 7, 2009

Form 6-K/A

Furnished October 19, 2009

File No. 1-15256

Dear Mr. Spirgel:

This letter is to advise you that we are continuing to work on the responses to your letter dated December 18, 2009 requesting additional information pertaining to the above-referenced matter. We expect to provide responses to your letter by January 25, 2010.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.

cc:	Melissa Hauber, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

Securities and Exchange Commission